SRM ENTERTAINMENT, INC.

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

Tel: (212) 930-9700

August 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	SRM Entertainment, Inc.
Registration Statement on Form S-1
File No. 333-272250

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 1, 2023, in which we requested for acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 3, 2023, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

SRM Entertainment, Inc.

By:	/s/ Richard Miller
Name:	Richard Miller
Title:	Chief Executive Officer